

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2013

<u>Via E-mail</u>
J. Douglas Sanders
Chief Executive Officer
Sprouts Farmers Markets, LLC
11811 N. Tatum Boulevard
Suite 2400,
Phoenix, AZ 85028

> **Re: Sprouts Farmers Markets, LLC**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 19, 2013**
> **File No. 333-188493**

Dear Mr. Sanders:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Dilution, page 44</u>

1. Please explain how you calculated your historical net tangible book deficit of $146.7 million, your pro forma net tangible book deficit of $445.8 million and your pro forma as adjusted net tangible book deficit of $203.8 million

<u>Consolidated Statements of Operations, pages F-5 and F-51</u>

2. Please present pro forma earnings per share information on the face of the consolidated statements of operations.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202)

551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew Mew

For   Mara L. Ransom
Assistant Director